                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          Elantec Semiconductor, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  284155 10 8
                     ------------------------------------
                                (CUSIP Number)

                                Andrew Kessler
                      c/o Velocity Capital Management LLC
                        261 Hamilton Avenue, Suite 212
                              Palo Alto, CA 94301
                                (650) 321-0880

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                          May 1, 2000 - June 12, 2000
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                               PAGE 2 OF 8 PAGES
                                 SCHEDULE 13D
--------------------------
CUSIP NO. 284155 10 8
         -----------------
--------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Velocity Capital Management LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          900,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          900,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      900,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IA
------------------------------------------------------------------------------
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                                                             PAGE 3 OF 8 PAGES
--------------------------
CUSIP NO. 284155 10 8
         -----------------
--------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Velocity Technology and Communications Fund Trust A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0- (A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

(A) Excludes an aggregate of 900,000 shares owned beneficially by the other reporting person indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                                               PAGE 4 OF 8 PAGES
Item 1. Security and Issuer.

     Title and class of equity securities: Common Stock of Elantec Semiconductor, Inc. (the "Issuer").

     Name and address of principal executive offices of the Issuer are as follows:

     Elantec Semiconductor, Inc.
     675 Trade Zone Boulevard
     Milpitas, CA 95035

Item 2. Identity and Background.

     Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's members or investment advisors, as the case may be, and, if applicable, the persons controlling such members or directors (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

I.
(a) Velocity Capital Management LLC, a California limited liability company ("VCM LLC"). The members of VCM LLC are Andrew Kessler and Fred Kittler.
(b)  261 Hamilton Avenue, Suite 212, Palo Alto, CA  94301.
(c)  VCM LLC is an investment advisor.
(d)  No criminal convictions (1).
(e)  No adverse civil judgments for violations of securities laws (1).
(f)  California.

II.
(a) Velocity Technology and Communications Fund Trust A ("VTCFA"). VCM LLC is the investment advisor of VTCFA. Andrew Kessler and Fred Kittler are members of VCM LLC.
(b) c/o International Fund Services (Ireland), Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
(c)  VTCFA is an investment trust.
(d)  No criminal convictions (1).
(e)  No adverse civil judgments for violations of securities laws (1).
(f)  Delaware.

III.
(a)  Andrew Kessler ("Kessler").
(b)  261 Hamilton Avenue, Suite 212, Palo Alto, CA  94301.
(c)  Andrew Kessler is a member of VCM LLC.
(d)  No criminal convictions (1).
(e)  No adverse civil judgments for violations of securities laws (1).
(f)  Citizen of the United States of America.
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                                                               PAGE 5 OF 8 PAGES

IV.
(a)  Fred Kittler ("Kittler").
(b)  261 Hamilton Avenue, Suite 212, Palo Alto, CA  94301
(c)  Fred Kittler is a member of VCM LLC.
(d)  No criminal violations (1).
(e)  No adverse civil judgments for violations of securities laws (1).
(f)  Citizen of the United States of America.

_________
(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

     The purpose of the transaction disclosed herein was to reduce the ownership by VCM LLC of the Issuer's securities. Before the transactions listed below in
Item 5, VCM LLC owned 1,430,000 shares of common stock of the Issuer, or approximately 7.3% of the outstanding shares of common stock. After the transactions listed below in Item 5, VCM LLC owned less than 5% of the common stock of the Issuer.

     None of the Item 2 Persons has any current plans or proposals that relate to or would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f)  Any other material change in the Issuer's business or corporate structure;
(g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)  Any action similar to any of those enumerated above.
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                                                               PAGE 6 OF 8 PAGES

Item 5. Interest in Securities of the Issuer.

(a) and (b) This Schedule 13D shall not be construed as an admission that any
Item 2 Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any common stock disclosed in this
Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each Item 2 Person are as follows:

--------------------------------------------------------------------------------
                      Common Stock                                 Dispositive
Item 2 Person   Beneficially Owned  % of Class (1)  Voting Power   Power
--------------------------------------------------------------------------------
VTCFA (2)                      -0-       0%         None           None
--------------------------------------------------------------------------------
VCM LLC (2)                900,000     4.6%         Sole           Sole
--------------------------------------------------------------------------------
Kessler (3)                900,000     4.6%         Shared         Share
--------------------------------------------------------------------------------
Kittler (3)                900,000     4.6%         Shared         Shared
--------------------------------------------------------------------------------
___________

     (1) All percentages in this table are based, pursuant to Rule 13d-1(j) of the Act, on the 19,545,106 shares of common stock of the Issuer outstanding as of April 30, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2000.

     (2) Although VTCFA is the holder of record of the securities set forth opposite the name of VCM LLC, VCM LLC, as the investment advisor of VTCFA, has sole voting and investment power with respect to such securities. VCM LLC disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

     (3) Under the operating agreement of VCM LLC, Kessler and Kittler have the power, acting together but not independently, to cause the entities managed by VCM LLC to buy and sell securities and to direct the voting of such securities. As a result, Kessler and Kittler may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by VTCFA. Kessler and Kittler disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

(c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons effected after April 30, 2000, all of which were open market sales:

     ---------------------------------------------------------------------------
         Seller (1)      Trade Date      Shares Sold    Sale Price per Share
     ---------------------------------------------------------------------------
         VTCFA            05/01/00           185,000                 $43.355
     ---------------------------------------------------------------------------
         VTCFA            05/01/00            30,000                 $43.620
     ---------------------------------------------------------------------------
         VTCFA            05/01/00            50,000                 $43.625
     ---------------------------------------------------------------------------
         VTCFA            05/02/00            30,000                 $45.583
     ---------------------------------------------------------------------------
         VTCFA            05/05/00            35,000                 $42.000
     ---------------------------------------------------------------------------
         VTCFA            06/05/00            30,000                 $44.792
     ---------------------------------------------------------------------------
         VTCFA            06/05/00            50,000                 $44.164
     ---------------------------------------------------------------------------
         VTCFA            06/06/00            20,000                 $48.391
     ---------------------------------------------------------------------------
         VTCFA            06/08/00            60,000                 $58.406
     ---------------------------------------------------------------------------
         VTCFA            06/09/00            30,000                 $62.479
     ---------------------------------------------------------------------------
         VTCFA            06/12/00            10,000                 $62.208
     ---------------------------------------------------------------------------
__________
     (1)   VCM LLC directed the sale of the shares on behalf of VTCFA.
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                                                               PAGE 7 OF 8 PAGES

(d)  Not applicable.

(e) On June 8, 2000, VCM LLC, Kessler and Kittler each ceased to be the beneficial owner of more than 5% of the Issuer's common stock.

Item 6. Contract, Arrangements, Etc.

     There are no contracts, arrangements, understandings, or relationships among or between the Item 2 Persons with respect to securities of the Issuer.

     Under the terms of the Agreement and Declaration of Trust of VTCFA, VCM
LLC possesses the sole power to manage the investment activities of VTCFA, including the power to direct the voting and direct the disposition of the common stock of the Issuer. Under the Operating Agreement of VCM LLC, Kessler and Kittler (the members of such entity) possess the power to cause VCM LLC to exercise such voting and dispositive power with respect to the securities of the Issuer held by VCTFA.

Item 7. Exhibits.

     Not applicable.
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                                                               PAGE 8 OF 8 PAGES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 29, 2000


                                   VELOCITY CAPITAL MANAGEMENT LLC,
                                   a California Limited Liability Company


                                   By:  /s/ Andrew Kessler
                                      ----------------------------------------
                                        Andrew Kessler, Authorized Signatory



                                   VELOCITY TECHNOLOGY AND
                                   COMMUNICATIONS FUND TRUST A


                                   By:  /s/ Andrew Kessler
                                      ----------------------------------------
                                        Andrew Kessler, Authorized Signatory